Raymond Chabot Grant Thornton LLP Chartered Accountants

April 3, 2007

To Various Securities Regulatory Authorities

Re:        Richmont Mines Inc.

Dear Mesdames /Sirs :

We have read the Change of Auditor Notice dated March 23, 2007 made by Richmont Mines Inc., which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated March 23, 2007 concerning the non-renewal of the appointment of KPMG, LLP as auditors and the appointment of Raymond Chabot Grant Thornton LLP, to the extend they relate to Raymond Chabot Grant Thornton LLP.

Yours very truly,

/S/ Raymond Chabot Grant Thornton LLP

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